December 19, 2008

Securities and Exchange Commission
Judiciary Plaza
100 F. Street, N.E.
Washington, D.C.  20549
Attention:	International Corporate Finance
Michael Coco

Re:	State of Israel Registration Statement No. 333-153401

Ladies and Gentlemen:

On behalf of the State of Israel (the “Israel”), we  hereby request that the effectiveness of Israel’s Registration Statement No. 333-153401 be accelerated to 9:30 a.m., Monday, December 29, 2008 or as soon thereafter as possible.

Please call the undersigned at (212) 715-1098, should you require any additional information or have any questions.

Thank you.

Sincerely,

/s/ Annette E. Nichols

Annette E. Nichols